UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 September 2009
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2009*

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2009	3-9, 16-18

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2009	10-15, 20-23

3.	Environmental, Operating and Other Information	19

4.	Signatures	24

5.	Exhibit 99.1: Computation of Ratio of Earnings to Fixed Charges	25
	Exhibit 99.2: Capitalization and Indebtedness	26

*	In this Form 6-K, references to the nine months 2009 and nine months 2008 refer to the nine-month periods ended 30 September 2009 and 30 September 2008 respectively. References to third quarter 2009 and third quarter 2008 refer to the three-month periods ended 30 September 2009 and 30 September 2008 respectively.

Group results third quarter and nine months 2009

Third quarter			Nine months
2008	2009		2009	2008

		$ million
8,049	5,336	Profit for the period(a)	12,283	24,501

42.93	28.48	— per ordinary share (cents)	65.58	130.21
2.58	1.71	— per ADS (dollars)	3.93	7.81

•	The following discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2008 in BP’s Annual Report on Form 20-F for the year ended 31 December 2008.

•	BP’s third-quarter profit was $5,336 million, compared with $8,049 million a year ago, a decrease of 34%. For the nine months, profit was $12,283 million compared with $24,501 million a year ago, down 50%. The third-quarter profit included inventory holding gains, after their associated tax effect, of $355 million compared with losses of $1,980 million in the same quarter last year. For the nine months, inventory holding gains, after their associated tax effect, were $1,775 million compared with $1,495 million in the nine months of 2008. See footnote (c) on page 15 for further information.

•	The third-quarter result included a net credit of $118 million for non-operating items compared with a net credit of $659 million in the third quarter of 2008. For the nine months, the respective amounts were a net credit of $89 million and a net charge of $673 million — see further details on page 16. Fair value accounting effects for the third quarter in Exploration and Production and Refining and Marketing had a net $189 million favourable impact compared to a net $488 million favourable impact in the third quarter of 2008. For the nine months, the respective amounts were $226 million favourable and $41 million favourable — see further details on page 17. Information on fair value accounting effects is non-GAAP.

•	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $311 million for the third quarter, compared with $238 million for the same period last year. For the nine months, the respective amounts were $1,000 million and $705 million. The net increase in cost was primarily due to a reduction in the expected return on pension plan assets.

•	The effective tax rate on group profit for the third quarter and nine months was 29% and 33% respectively, compared with 33% and 35% a year ago. The decrease was due to a higher proportion of income from associates and jointly controlled entities (which are included net of tax), foreign exchange effects and adjustments to tax provisions. We now expect the full-year effective tax rate to be around 32-33%.

•	Net cash provided by operating activities for the quarter and nine months was $8.1 billion and $20.4 billion compared with $14.9 billion and $32.5 billion respectively a year ago.

•	Net debt at the end of the quarter was $26.3 billion. The ratio of net debt to net debt plus equity was 21% compared with 17% a year ago. Net debt information is non-GAAP and is defined on page 4. Gross debt at the end of the quarter was $36.6 billion compared to $28.3 billion a year ago. The ratio of gross debt to gross debt plus equity was 27%, compared with 21% a year ago.

•	Total capital expenditure, including acquisitions and asset exchanges, for the third quarter and nine months was $5.0 billion and $14.4 billion respectively. Capital expenditure, excluding acquisitions and asset exchanges, is expected to be around $20 billion for the year. Disposal proceeds were $0.6 billion for the quarter and $1.6 billion for the nine months.

•	The quarterly dividend, to be paid in December, is 14 cents per share ($0.84 per ADS), the same as a year ago. In sterling terms, the quarterly dividend is 8.512 pence per share, compared with 8.705 pence per share a year ago, a decrease of 2%.

(a)	Profit attributable to BP shareholders.

The commentaries above and following should be read in conjunction with the cautionary statement on page 9.

Per share amounts

Third quarter			Nine months
2008	2009		2009	2008

		Per ordinary share (cents)(a)
42.93	28.48	Profit for the period	65.58	130.21

		Per ADS (dollars)(a)
2.58	1.71	Profit for the period	3.93	7.81

(a)	See Note 4 on page 22 for details of the calculation of earnings per share.
Net debt ratio — net debt: net debt + equity

Third quarter			Nine months
2008	2009		2009	2008

		$ million
28,300	36,555	Gross debt	36,555	28,300
		Less: fair value asset (liability) of hedges
149	370	related to finance debt	370	149

28,151	36,185		36,185	28,151
6,142	9,883	Cash and cash equivalents	9,883	6,142

22,009	26,302	Net debt	26,302	22,009

106,790	100,803	Equity	100,803	106,790
17%	21%	Net debt ratio	21%	17%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.
Dividends

Dividends payable
BP announced a dividend of 14 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 8.512 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 7 December 2009 to shareholders on the register on 13 November 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 7 December 2009.
Dividends paid

Third quarter			Nine months
2008	2009		2009	2008

		Dividends paid per ordinary share
14.000	14.000	cents	42.000	41.050
7.039	8.503	pence	27.905	20.682
84.00	84.00	Dividends paid per ADS (cents)	252.00	246.30

Exploration and Production

Third quarter			Nine months
2008	2009		2009	2008

		$ million
12,709	6,929	Replacement cost profit before interest and tax(a)(b)	16,295	33,552

		By region
3,739	1,864	US	4,168	10,425
8,970	5,065	Non-US	12,127	23,127

12,709	6,929		16,295	33,552

(a)	Equity-accounted entities are included after interest and tax.

(b)	See page 15 for information on replacement cost reporting for operating segments.
The replacement cost profit before interest and tax for the third quarter and first nine months of 2009 was $6,929 million and $16,295 million respectively, decreases of 45% and 51% compared with the same periods in 2008. The decreases in both periods were primarily due to lower realizations, partly offset by the impact of higher production and lower costs. Both periods were impacted by higher depreciation. The first nine months of 2009 also reflected lower earnings from equity-accounted entities, primarily TNK-BP.
The third quarter and first nine months also benefited from net non-operating gains of $471 million and $1,289 million respectively, primarily related to fair value gains on embedded derivatives and gains on the sale of operations. The corresponding periods in 2008 reflected a net non-operating gain of $1,118 million and a net non-operating charge of $1,234 million respectively. Additionally, in the third quarter, fair value accounting effects had a favourable impact of $180 million compared with a favourable impact of $97 million a year ago. For the first nine months, the favourable impact was $473 million compared with an unfavourable impact of $535 million in the same period of 2008.
Production for the quarter was 2,601mboe/d for subsidiaries and 1,316mboe/d for equity-accounted entities. In total, this was 7% higher than the third quarter of 2008. This increase primarily reflects continued strong operational performance and the absence of hurricanes, which impacted the third quarter of 2008. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota restrictions, the increase in total production was still 7%. Adjusting for hurricanes, which impacted our production in the third quarter of 2008, total production was 4% higher. Unit production costs in the quarter were 18% lower than the third quarter of 2008 after adjusting production for the impact of hurricanes.
Production for the first nine months was 2,674mboe/d for subsidiaries and 1,305mboe/d for equity-accounted entities. In total, this was more than 4% higher than the same period last year. After adjusting for the effect of entitlement changes in our PSAs and the effect of OPEC quota restrictions, total production was more than 5% higher than the same period of 2008. After adjusting for the effect of hurricanes, total production was 4% higher than the same period of 2008.
During the quarter, we announced the discovery of the Tiber prospect in the deepwater US Gulf of Mexico (BP 62% and operator).
On 1 October, Sonangol and BP announced the Tebe oil discovery in the ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator). This is the nineteenth discovery made by BP in Block 31.

Exploration and Production

Third quarter			Nine months
2008	2009		2009	2008
		$ million
		Non-operating items
3	(65)	US	124	(13)
1,115	536	Non-US	1,165	(1,221)

1,118	471		1,289	(1,234)

		Fair value accounting effects(a)
136	169	US	469	(242)
(39)	11	Non-US	4	(293)

97	180		473	(535)

		Exploration expense
59	235	US	514	178
173	143	Non-US	330	465

232	378		844	643

		Liquids production for subsidiaries (mb/d) (net of royalties)(b)
473	669	US	658	520
190	199	Europe	204	216
—	—	Russia	—	—
465	521	Rest of World	529	509

1,128	1,389		1,391	1,245

1,155	1,143	Liquids production for equity-accounted entities (mb/d) (net of royalties)(b)	1,130	1,136

		Natural gas production for subsidiaries (mmcf/d) (net of royalties)
2,094	2,278	US	2,317	2,127
527	473	Europe	651	755
—	—	Russia	—	—
4,308	4,280	Rest of World	4,470	4,314

6,929	7,031		7,438	7,196

1,082	1,000	Natural gas production for equity-accounted entities (mmcf/d) (net of royalties)	1,019	1,044

		Total hydrocarbon production for subsidiaries (mboe/d) (net of royalties)(c)
834	1,061	US	1,057	887
280	280	Europe	316	346
—	—	Russia	—	—
1,208	1,260	Rest of World	1,301	1,253

2,322	2,601		2,674	2,486

1,342	1,316	Total hydrocarbon production for equity-accounted entities (mboe/d) (net of royalties)(c)	1,305	1,316

		Average realizations(d)
111.47	62.77	Total liquids ($/bbl)	52.20	103.96
6.49	2.81	Natural gas ($/mcf)	3.11	6.32
73.49	41.12	Total hydrocarbons ($/boe)	35.81	70.31

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 17.

(b)	Crude oil and natural gas liquids.

(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.
Additional operating information is provided on pages 14 and 19.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Third quarter			Nine months
2008	2009		2009	2008
		$ million
1,972	916	Replacement cost profit before interest and tax(a)(b)	2,686	3,760

		By region
338	(229)	US	(247)	91
1,634	1,145	Non-US	2,933	3,669

1,972	916		2,686	3,760

(a)	Equity-accounted entities are included after interest and tax.

(b)	See page 15 for information on replacement cost reporting for operating segments.
The replacement cost profit before interest and tax for the third quarter and nine months was $916 million and $2,686 million respectively. The results in the equivalent periods of 2008 were $1,972 million and $3,760 million. The third quarter’s result included a net non-operating charge of $241 million mainly relating to environmental provisions which are reassessed annually, compared to net non-operating items of nil a year ago. For the nine months, the net non-operating charge was $757 million, primarily relating to restructuring, compared to a net gain of $510 million a year ago. Fair value accounting effects had a favourable impact of $86 million in the third quarter and an unfavourable impact of $149 million for the nine months. A year ago, there were favourable impacts of $636 million and $576 million respectively.
In addition, compared to the same period of 2008, the result for the third quarter was impacted by the weaker refining environment in which global indicator margins were less than half of the levels seen in third quarter of 2008. This significant adverse environmental effect was partially offset by performance improvements in operations, by the absence of last year’s adverse foreign exchange effects on in-transit barrels, and by lower costs.
For the nine months, the result was impacted by average refining indicator margins having fallen 30% year on year. However this was more than offset by significantly stronger operational performance, very strong supply and trading performance in the first quarter of 2009, and continued delivery of cost reductions, with costs for the first nine months of 2009 down more than 15% year on year.
In our Fuels Value Chains, refining throughput for the third quarter increased significantly to 2,329mb/d, compared to 2,185mb/d for the same period a year ago. This throughput increase was the result of improved refining operations in the US. This allowed additional margin capture in the US region, where refining margins have held up better than in Europe and Asia. Solomon refining availability was up by more than six percentage points year on year.
In the International Businesses, margin capture has been strong compared to the third quarter of 2008. In petrochemicals, volumes were over 20% higher than in the second quarter and also higher than the same period last year.
Refining margins look set to remain weak as a result of high distillate inventory levels and low global utilization rates. In the International Businesses, we expect petrochemicals margins to be under pressure in the fourth quarter due to new capacity coming onstream. BP’s refinery turnaround activities are expected to be higher in the fourth quarter than in the third.

Refining and Marketing

Third quarter			Nine months
2008	2009		2009	2008
		$ million
		Non-operating items
13	(179)	US	(340)	771
(13)	(62)	Non-US	(417)	(261)

—	(241)		(757)	510

		Fair value accounting effects(a)
174	6	US	25	322
462	80	Non-US	(174)	254

636	86		(149)	576

		Refinery throughputs (mb/d)
1,158	1,307	US	1,220	1,141
730	751	Europe	766	753
297	271	Rest of World	296	303

2,185	2,329	Total throughput	2,282	2,197

87.7	94.3	Refining availability (%)(b)	93.4	88.0

		Oil sales volumes (mb/d)
		Refined products
1,453	1,442	US	1,426	1,468
1,584	1,522	Europe	1,502	1,567
662	619	Rest of World	623	690

3,699	3,583	Total marketing sales	3,551	3,725
2,107	2,280	Trading/supply sales(c)	2,231	2,057

5,806	5,863	Total refined product sales	5,782	5,782
1,511	1,899	Crude oil	1,913	1,739

7,317	7,762	Total oil sales	7,695	7,521

		Global Indicator Refining Margin ($/bbl)(d)
7.13	2.60	NWE	3.45	6.46
9.87	4.16	USGC	5.60	8.22
10.47	5.04	Midwest	6.86	6.04
7.07	4.89	USWC	7.31	7.64
5.90	(0.02)	Singapore	0.78	6.69
8.03	3.42	Average	4.85	6.93

		Chemicals production (kte)
850	812	US	2,270	2,908
855	972	Europe	2,627	2,645
1,358	1,429	Rest of World	3,583	4,487

3,063	3,213	Total production	8,480	10,040

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 17.

(b)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	A minor amendment has been made to trading/supply sales volumes for the first and second quarters of 2009.

(d)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Third quarter			Nine months
2008	2009		2009	2008
		$ million
(16)	(586)	Replacement cost profit (loss) before interest and tax(a)(b)	(1,930)	(543)

		By region
(288)	(179)	US	(587)	(625)
272	(407)	Non-US	(1,343)	82

(16)	(586)		(1,930)	(543)

		Results include Non-operating items
(105)	(29)	US	(178)	(187)
(23)	(35)	Non-US	(246)	(145)

(128)	(64)		(424)	(332)

(a)	Equity-accounted entities are included after interest and tax.

(b)	See page 15 for information on replacement cost reporting for operating segments.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.
The replacement cost loss before interest and tax for the third quarter and nine months was $586 million and $1,930 million respectively, compared with losses of $16 million and $543 million a year ago. The increased charge in both periods was primarily due to a weaker margin environment for Shipping and the Solar business and negative foreign exchange effects, partially offset by the continued reduction in corporate costs. The net non-operating charge for the third quarter and nine months was $64 million and $424 million respectively, compared with net charges of $128 million and $332 million a year ago.
In Alternative Energy, our BP Solar business and FedEx Ground, the small-package shipping unit of FedEx Corp., announced plans to install the largest rooftop solar-electric system in the US at its distribution hub in Woodbridge, New Jersey. Solar sales in the third quarter were 73MW, compared with 47MW in the same period of last year, reflecting recovery in the market.
In July, BP and Martek Biosciences Corporation announced the signing of a Joint Development Agreement (JDA) to work on the production of microbial oils for biofuels applications.
We sold our Indian wind business to Green Infra Ltd in September. BP’s net wind generation capacity(c) at the end of the third quarter was 577MW, compared to 243MW at the end of the same period a year ago.

(c)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding effective tax rate, cash costs, capital expenditure, production, phasing of production, dividend, expected timing and proceeds of disposals, refining and petrochemical margins, International Businesses revenues, refinery turnaround activity and return on investments. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Group income statement

Third quarter			Nine months
2008	2009		2009	2008
		$ million
103,174	66,218	Sales and other operating revenues (Note 2)	168,291	299,666
1,172	359	Earnings from jointly controlled entities — after interest and tax	936	3,899
155	920	Earnings from associates — after interest and tax	1,919	631
135	157	Interest and other income	551	566
193	202	Gains on sale of businesses and fixed assets	805	1,197

104,829	67,856	Total revenues and other income	172,502	305,959
77,234	46,787	Purchases	113,571	217,122
7,549	5,929	Production and manufacturing expenses	18,033	21,756
1,886	663	Production and similar taxes (Note 3)	1,797	5,794
2,653	2,991	Depreciation, depletion and amortization	8,906	8,285
54	157	Impairment and losses on sale of businesses and fixed assets	510	117
232	378	Exploration expense	844	643
3,794	3,420	Distribution and administration expenses	10,059	11,667
(1,098)	(370)	Fair value (gain) loss on embedded derivatives	(710)	1,673

12,525	7,901	Profit before interest and taxation	19,492	38,902
391	266	Finance costs	858	1,178
(153)	45	Net finance expense (income) relating to pensions and other post-retirement benefits	142	(473)

12,287	7,590	Profit before taxation	18,492	38,197
4,101	2,235	Taxation	6,111	13,329

8,186	5,355	Profit for the period	12,381	24,868

		Attributable to
8,049	5,336	BP shareholders	12,283	24,501
137	19	Minority interest	98	367

8,186	5,355		12,381	24,868

		Earnings per share — cents (Note 4)
		Profit for the period attributable to BP shareholders
42.93	28.48	Basic	65.58	130.21
42.56	28.18	Diluted	64.91	129.04

Group statement of comprehensive income

Third quarter			Nine months
2008	2009		2009	2008
		$ million
8,186	5,355	Profit for the period	12,381	24,868

(3,125)	549	Currency translation differences	1,889	(2,092)
—	4	Exchange losses on translation of foreign operations transferred to gain or loss on sales of businesses and fixed assets	46	—
(703)	256	Available-for-sale investments marked to market	537	(572)
(15)	—	Available-for-sale investments — recycled to the income statement	2	(20)
(594)	176	Cash flow hedges marked to market	613	(471)
16	71	Cash flow hedges — recycled to the income statement	488	15
(20)	19	Cash flow hedges — recycled to the balance sheet	132	(61)
292	(46)	Taxation	311	385

(4,149)	1,029	Other comprehensive income	4,018	(2,816)

4,037	6,384	Total comprehensive income	16,399	22,052

3,914	6,375	Attributable to BP shareholders	16,303	21,696
123	9	Minority interest	96	356

4,037	6,384		16,399	22,052

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	16,303	96	16,399
Dividends	(7,860)	(324)	(8,184)
Share-based payments (net of tax)	479	—	479

At 30 September 2009	100,225	578	100,803

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	21,696	356	22,052
Dividends	(7,723)	(232)	(7,955)
Repurchase of ordinary share capital	(2,414)	—	(2,414)
Share-based payments (net of tax)	455	—	455

At 30 September 2008	105,704	1,086	106,790

Group balance sheet

	30 September	31 December
	2009	2008

$ million
Non-current assets
Property, plant and equipment	106,692	103,200
Goodwill	10,203	9,878
Intangible assets	11,246	10,260
Investments in jointly controlled entities	15,446	23,826
Investments in associates	13,673	4,000
Other investments	1,408	855

Fixed assets	158,668	152,019
Loans	1,139	995
Other receivables	943	710
Derivative financial instruments	3,941	5,054
Prepayments	1,436	1,338
Deferred tax assets	408	—
Defined benefit pension plan surpluses	1,931	1,738

	168,466	161,854

Current assets
Loans	208	168
Inventories	18,988	16,821
Trade and other receivables	28,777	29,261
Derivative financial instruments	5,536	8,510
Prepayments	2,460	3,050
Current tax receivable	827	377
Cash and cash equivalents	9,883	8,197

	66,679	66,384

Total assets	235,145	228,238

Current liabilities
Trade and other payables	33,597	33,644
Derivative financial instruments	4,828	8,977
Accruals	6,205	6,743
Finance debt	9,487	15,740
Current tax payable	2,825	3,144
Provisions	1,360	1,545

	58,302	69,793

Non-current liabilities
Other payables	3,158	3,080
Derivative financial instruments	3,810	6,271
Accruals	729	784
Finance debt	27,068	17,464
Deferred tax liabilities	17,796	16,198
Provisions	12,976	12,108
Defined benefit pension plan and other post-retirement benefit plan deficits	10,503	10,431

	76,040	66,336

Total liabilities	134,342	136,129

Net assets	100,803	92,109

Equity
BP shareholders’ equity	100,225	91,303
Minority interest	578	806

	100,803	92,109

Condensed group cash flow statement

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		Operating activities
12,287	7,590	Profit before taxation	18,492	38,197
		Adjustments to reconcile profit before taxation to net cash provided by operating activities
2,751	3,216	Depreciation, depletion and amortization and exploration expenditure written off	9,380	8,611
(139)	(45)	Impairment and (gain) loss on sale of businesses and fixed assets	(295)	(1,080)
(568)	(678)	Earnings from equity-accounted entities, less dividends received	(1,180)	(1,872)
25	203	Net charge for interest and other finance expense, less net interest paid	330	(276)
128	135	Share-based payments	322	366
(14)	(261)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(281)	149
92	(36)	Net charge for provisions, less payments	196	(113)
4,830	(115)	Movements in inventories and other current and non-current assets and liabilities(a)	(1,176)	(1,597)
(4,528)	(1,910)	Income taxes paid	(5,360)	(9,909)

14,864	8,099	Net cash provided by operating activities	20,428	32,476

		Investing activities
(7,748)	(4,975)	Capital expenditure	(15,003)	(16,896)
—	—	Acquisitions, net of cash acquired	(8)	(209)
(194)	(128)	Investment in jointly controlled entities	(341)	(807)
(14)	(72)	Investment in associates	(159)	(21)
365	506	Proceeds from disposal of fixed assets	1,177	700
—	98	Proceeds from disposal of businesses, net of cash disposed	435	—
150	79	Proceeds from loan repayments	292	484
(200)	—	Other	47	(200)

(7,641)	(4,492)	Net cash (used in) provided by investing activities	(13,560)	(16,949)

		Financing activities
(814)	63	Net issue (repurchase) of shares	125	(2,631)
397	2,367	Proceeds from long-term financing	11,427	3,229
(65)	(607)	Repayments of long-term financing	(4,784)	(2,256)
(1,380)	(1,806)	Net increase (decrease) in short-term debt	(3,848)	(3,288)
(2,624)	(2,621)	Dividends paid — BP shareholders	(7,860)	(7,723)
(110)	(139)	— Minority interest	(324)	(232)

(4,596)	(2,743)	Net cash (used in) provided by financing activities	(5,264)	(12,901)

(78)	60	Currency translation differences relating to cash and cash equivalents	82	(46)

2,549	924	Increase (decrease) in cash and cash equivalents	1,686	2,580
3,593	8,959	Cash and cash equivalents at beginning of period	8,197	3,562

6,142	9,883	Cash and cash equivalents at end of period	9,883	6,142

(a) Includes
2,978	(538)	Inventory holding (gains) losses	(2,666)	(2,300)
(1,098)	(370)	Fair value (gain) loss on embedded derivatives	(710)	1,673

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation.

Capital expenditure and acquisitions

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		By business
		Exploration and Production
5,252	1,395	US(a)	4,487	8,268
2,178	2,117	Non-US(b)	6,296	9,113

7,430	3,512		10,783	17,381

		Refining and Marketing
564	584	US(b)	1,713	3,523
552	335	Non-US	837	1,505

1,116	919		2,550	5,028

		Other businesses and corporate
228	502	US(c)	922	958
84	50	Non-US	141	338

312	552		1,063	1,296

8,858	4,983		14,396	23,705

		By geographical area
6,044	2,481	US(a)(b)(c)	7,122	12,749
2,814	2,502	Non-US(b)	7,274	10,956

8,858	4,983		14,396	23,705

		Included above:
—	281	Acquisitions and asset exchanges(b)	281	2,288

(a)	Third quarter 2008 and nine months ended 30 September 2008 included capital expenditure of $3,652 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation’s interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in Chesapeake’s Fayetteville Shale assets.

(b)	Nine months ended 30 September 2008 included capital expenditure of $2,825 million in Exploration and Production and an asset exchange of $1,904 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

(c)	Third quarter and nine months ended 30 September 2009 includes capital expenditure of $107 million and $404 million respectively related to wind turbines for post-2009 wind projects.
Exchange rates

Third quarter			Nine months
2008	2009		2009	2008

1.89	1.64	US dollar/sterling average rate for the period	1.54	1.95
1.81	1.59	US dollar/sterling period-end rate	1.59	1.81
1.50	1.43	US dollar/euro average rate for the period	1.36	1.52
1.44	1.45	US dollar/euro period-end rate	1.45	1.44

Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		By business
		Exploration and Production
3,739	1,864	US	4,168	10,425
8,970	5,065	Non-US	12,127	23,127

12,709	6,929		16,295	33,552

		Refining and Marketing
338	(229)	US	(247)	91
1,634	1,145	Non-US	2,933	3,669

1,972	916		2,686	3,760

		Other businesses and corporate
(288)	(179)	US	(587)	(625)
272	(407)	Non-US	(1,343)	82

(16)	(586)		(1,930)	(543)

14,665	7,259		17,051	36,769
838	104	Consolidation adjustment	(225)	(167)

15,503	7,363	Replacement cost profit before interest and tax(b)	16,826	36,602
		Inventory holding gains (losses)(c)
(164)	1	Exploration and Production	(17)	(134)
(2,795)	517	Refining and Marketing	2,700	2,420
(19)	20	Other businesses and corporate	(17)	14

12,525	7,901	Profit before interest and tax	19,492	38,902
391	266	Finance costs	858	1,178
(153)	45	Net finance expense (income) relating to pensions and other post-retirement benefits	142	(473)

12,287	7,590	Profit before taxation	18,492	38,197

		Replacement cost profit before interest and tax
		By geographical area
4,419	1,516	US	3,100	10,307
11,084	5,847	Non-US	13,726	26,295

15,503	7,363		16,826	36,602

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.

(b)	Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		Exploration and Production
33	72	Impairment and gain (loss) on sale of businesses and fixed assets	504	165
(7)	3	Environmental and other provisions	3	(12)
(6)	1	Restructuring, integration and rationalization costs	(6)	(50)
1,098	370	Fair value gain (loss) on embedded derivatives	767	(1,668)
—	25	Other	21	331

1,118	471		1,289	(1,234)

		Refining and Marketing
114	(13)	Impairment and gain (loss) on sale of businesses and fixed assets	(86)	915
(62)	(190)	Environmental and other provisions	(190)	(62)
(52)	(38)	Restructuring, integration and rationalization costs	(415)	(343)
—	—	Fair value gain (loss) on embedded derivatives	(57)	—
—	—	Other	(9)	—

—	(241)		(757)	510

		Other businesses and corporate
(8)	(14)	Impairment and gain (loss) on sale of businesses and fixed assets	(123)	—
(76)	(16)	Environmental and other provisions	(91)	(76)
(30)	(28)	Restructuring, integration and rationalization costs	(136)	(163)
—	—	Fair value gain (loss) on embedded derivatives	—	(5)
(14)	(6)	Other	(74)	(88)

(128)	(64)		(424)	(332)

990	166	Total before taxation	108	(1,056)
(331)	(48)	Taxation credit (charge) (b)	(19)	383

659	118	Total after taxation for period	89	(673)

(a)	An analysis of non-operating items by region is shown on pages 6, 8 and 9.

(b)	Tax is calculated using the quarter’s effective tax rate on group profit.
Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance.

Non-GAAP information on fair value accounting effects

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
97	180	Exploration and Production	473	(535)
636	86	Refining and Marketing	(149)	576

733	266		324	41
(245)	(77)	Taxation credit (charge)(a)	(98)	—

488	189		226	41

(a)	Tax is calculated using the quarter’s effective tax rate on group profit.
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Third quarter			Nine months
2008	2009	$ million	2009	2008

		Exploration and Production
12,612	6,749	Replacement cost profit before interest and tax adjusted for fair value accounting effects	15,822	34,087
97	180	Impact of fair value accounting effects	473	(535)

12,709	6,929	Replacement cost profit before interest and tax	16,295	33,552

		Refining and Marketing
1,336	830	Replacement cost profit before interest and tax adjusted for fair value accounting effects	2,835	3,184
636	86	Impact of fair value accounting effects	(149)	576

1,972	916	Replacement cost profit before interest and tax	2,686	3,760

Analysis of changes in net debt

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		Opening balance
30,189	36,240	Finance debt	33,204	31,045
3,593	8,959	Less: Cash and cash equivalents	8,197	3,562
900	179	Less: FV asset (liability) of hedges related to finance debt	(34)	666

25,696	27,102	Opening net debt	25,041	26,817

		Closing balance
28,300	36,555	Finance debt	36,555	28,300
6,142	9,883	Less: Cash and cash equivalents	9,883	6,142
149	370	Less: FV asset (liability) of hedges related to finance debt	370	149

22,009	26,302	Closing net debt	26,302	22,009

3,687	800	Decrease (increase) in net debt	(1,261)	4,808

2,627	864	Movement in cash and cash equivalents (excluding exchange adjustments)	1,604	2,626
1,048	46	Net cash outflow (inflow) from financing (excluding share capital)	(2,795)	2,315
(8)	(97)	Other movements	(75)	(129)

3,667	813	Movement in net debt before exchange effects	(1,266)	4,812
20	(13)	Exchange adjustments	5	(4)

3,687	800	Decrease (increase) in net debt	(1,261)	4,808

Realizations and marker prices

Third quarter			Nine months
2008	2009		2009	2008

		Average realizations(a)
		Liquids ($/bbl)(b)
112.03	60.30	US	49.28	100.36
102.37	67.31	Europe	58.38	108.77
114.59	64.21	Rest of World	53.44	105.62
111.47	62.77	BP Average	52.20	103.96

		Natural gas ($/mcf)
7.88	2.73	US	2.86	7.79
8.17	2.96	Europe	4.69	8.16
5.61	2.84	Rest of World	3.01	5.28
6.49	2.81	BP Average	3.11	6.32

		Total hydrocarbons ($/boe)
83.33	43.84	US	36.92	77.55
84.52	52.72	Europe	47.31	85.69
64.13	36.25	Rest of World	32.11	60.87
73.49	41.12	BP Average	35.81	70.31

		Average oil marker prices ($/bbl)
115.09	68.08	Brent	57.32	111.11
118.07	68.12	West Texas Intermediate	57.22	113.49
117.16	69.07	Alaska North Slope	58.05	112.68
112.85	66.35	Mars	56.08	107.11
113.32	67.76	Urals (NWE— cif)	56.72	108.18
52.94	35.55	Russian domestic oil	29.74	54.31

		Average natural gas marker prices
10.25	3.39	Henry Hub gas price ($/mmbtu)(c)	3.93	9.74
61.48	21.57	UK Gas — National Balancing Point (p/therm)	31.90	58.44

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Notes

1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in BP Annual Report on Form 20-F 2008 filed with the Securities and Exchange Commission.

BP prepares its consolidated financial statements included within its Annual Report on Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report on Form 20-F for 2009, which do not differ significantly from those used in BP Annual Report on Form 20-F 2008.

BP has adopted a new accounting standard, IFRS 8 ‘Operating Segments’, with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP’s segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax — see page 15 for further information. There was no effect on the group’s reported income or net assets.

In addition, BP has adopted amendments to IAS 1 ‘Presentation of Financial Statements’, also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income — see page 11. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard — see page 11. There was no effect on the group’s reported profit for the period or net assets.

Notes

2.	Sales and other operating revenues

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		By business
23,447	14,871	Exploration and Production	40,062	70,876
92,390	60,542	Refining and Marketing	150,448	266,894
1,347	761	Other businesses and corporate	1,948	3,655

117,184	76,174		192,458	341,425

		Less: sales between businesses
13,043	9,540	Exploration and Production	22,929	38,747
403	204	Refining and Marketing	540	1,632
564	212	Other businesses and corporate	698	1,380

14,010	9,956		24,167	41,759

		Third party sales and other operating revenues
10,404	5,331	Exploration and Production	17,133	32,129
91,987	60,338	Refining and Marketing	149,908	265,262
783	549	Other businesses and corporate	1,250	2,275

103,174	66,218	Total third party sales and other operating revenues	168,291	299,666

		By geographical area
37,642	24,637	US	62,894	108,370
76,156	48,174	Non-US	121,131	222,592

113,798	72,811		184,025	330,962
10,624	6,593	Less: sales between areas	15,734	31,296

103,174	66,218		168,291	299,666

3.	Production and similar taxes

Third quarter			Nine months
2008	2009		2009	2008

		$ million
752	166	US	378	2,375
1,134	497	Non-US	1,419	3,419

1,886	663		1,797	5,794

Notes

4.	Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Third quarter			Nine months
2008	2009		2009	2008

		$ million
		Results for the period
8,049	5,336	Profit for the period attributable to BP shareholders	12,283	24,501
—	—	Less: preference dividend	1	1

8,049	5,336	Profit attributable to BP ordinary shareholders	12,282	24,500

18,746,202	18,733,516	Basic weighted average number of shares outstanding (thousand)(a)	18,726,934	18,815,131
3,124,367	3,122,253	ADS equivalent (thousand)(a)	3,121,156	3,135,855

18,931,910	18,936,781	Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)(a)	18,922,410	18,985,767
3,155,318	3,156,130	ADS equivalent (thousand)(a)	3,153,735	3,164,295

18,710,980	18,739,590	Shares in issue at period-end (thousand)(a)	18,739,590	18,710,980
3,118,497	3,123,265	ADS equivalent (thousand)(a)	3,123,265	3,118,497

92,861	—	Shares repurchased in the period (thousand)	—	269,757

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Notes

5.	TNK-BP operational and financial information

Third quarter			Nine months
2008	2009		2009	2008

		Production (Net of royalties) (BP share)
833	850	Crude oil (mb/d)	836	825
579	553	Natural gas (mmcf/d)	583	546
932	945	Total hydrocarbons (mboe/d)(a)	937	919

		$ million
		Income statement (BP share)
1,345	1,081	Profit before interest and tax(b)	2,373	4,580
(71)	(53)	Finance costs	(175)	(203)
(369)	(263)	Taxation	(690)	(1,224)
(56)	(33)	Minority interest	(96)	(209)

849	732	Net income	1,412	2,944

		Cash flow
300	252	Dividends received	720	1,500

	30 September	31 December
Balance sheet	2009	2008

Investments in jointly controlled entities	—	8,939
Investments in associates	9,585	—

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(b)	Third quarter and nine months 2009 includes a gain of $102 million related to the sale of TNK-BP’s oil field services enterprises to Weatherford International.
6.	Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the third quarter of 2009 was an increase of $128 million. The movement in the provision in the nine months ended 30 September 2009 is a decrease of $943 million.

7.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 October 2009, is unaudited and does not constitute statutory financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)
Dated: 29 October 2009	/s/ D J Pearl
D J PEARL
Deputy Company Secretary

Exhibit 99.1
Computation of ratio of earnings to fixed charges

Nine months 2009
$ million, except ratios

Profit before taxation	18,492

Group’s share of income in excess of dividends of equity-accounted entities	(1,180)

Capitalized interest, net of amortization	48

Profit as adjusted	17,360

Fixed charges:

Interest expense	575
Rental expense representative of interest	1,026
Capitalized interest	135

1,736

Total adjusted earnings available for payment of fixed charges	19,096

Ratio of earnings to fixed charges	11.0

Exhibit 99.2
Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 September 2009 in accordance with IFRS:

30 September 2009
$ million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,177
Paid-in surplus (4)	10,867
Merger reserve (4)	27,206
Own shares	(267)
Available-for-sale investments	595
Cash flow hedges	114
Foreign currency translation reserve	4,861
Treasury shares	(21,352)
Share-based payment reserve	1,485
Profit and loss account	71,539

BP shareholders’ equity	100,225

Finance debt (5-7)
Due within one year	9,487
Due after more than one year	27,068

Total finance debt	36,555

Total capitalization (8)	136,780

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 30 September 2009 comprised 18,749,157,233 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,874,109,615 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2009.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 September 2009, the parent company, BP p.l.c., had outstanding guarantees totalling US$33,772 million, of which US$33,717 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 92% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 30 September 2009 in the consolidated capitalization, indebtedness or contingent liabilities of BP.